UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

864909106

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

800 East Canal Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Ryuji Ueno I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,006,585(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,006,585(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,006,585(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 600,000 shares held by Ryuji Ueno Foundation, Inc., a nonstock corporation for which the reporting person currently serves as the sole director (the “Foundation”). The reporting person disclaims beneficial ownership of the shares held by the Foundation.

1	NAMES OF REPORTING PERSONS. RJ Fund, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 81-0728776
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,406,585
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,406,585
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,406,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO

Explanatory Note: This Amendment No. 2 amends and supplements the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on December 29, 2016, as previously amended on September 28, 2017 (“Amendment No. 1”). Capitalized terms used in this Amendment No. 2 and not defined herein have the respective meanings assigned to such terms in the Schedule 13D, as amended.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On December 23, 2017, Mallinckrodt plc, an Irish public limited company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sun Acquisition Co., a Delaware corporation and an indirect, wholly owned subsidiary of the Company (“Purchaser”), and Sucampo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), pursuant to which Purchaser will, on the terms and subject to the conditions set forth therein, commence a tender offer (the “Offer”) on or before January 16, 2018, to acquire all of the outstanding Shares at a purchase price of $18.00 per share in cash (the “Offer Price”), subject to any required withholding of taxes and without interest, and, following the completion of the Offer merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as an indirect wholly owned subsidiary of the Company.

In connection with the execution of the Merger Agreement, the LLC and the Foundation entered into a Tender and Support Agreement, dated as of December 23, 2017, with the Company and Purchaser (the “Tender and Support Agreement”). Subject to the terms and conditions of the Tender and Support Agreement, the LLC and the Foundation have agreed to, among other things, tender all of their Shares into the Offer, and, subject to certain exceptions, not to transfer their Shares that are subject to the Tender and Support Agreement. The Tender and Support Agreement will terminate automatically upon the first to occur of (i) the valid termination of the Merger Agreement, (ii) the completion of the Merger, (iii) the entry without the prior consent of the stockholders party to the Tender and Support Agreement into an amendment or modification of the Merger Agreement or any waiver of the Issuer’s rights under the Merger Agreement, in each case that results in a decrease in, or change in the form of, the Offer Price, or an extension of the End Date (as defined in the Merger Agreement) or (iv) the mutual written consent of the Company and the LLC or the Foundation.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit 1.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	The number and percentage of Shares beneficially owned by the Reporting Persons is provided in Items 11 and 13 of each of their respective Cover Pages and is incorporated herein by reference. The beneficial ownership percentage reflected on each Cover Page is based on the total number of Shares reported as outstanding in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 1, 2017. The number and percentage of Shares beneficially owned by the Listed Persons is set forth on Schedule A and is incorporated herein by reference.

Dr. Ueno is the indirect beneficial owner of the 7,406,585 Shares held by the LLC. Dr. Ueno may also be deemed to be the indirect beneficial owner of the 600,000 Shares held by the Foundation. Dr. Ueno, however, disclaims beneficial ownership of the Shares held by the Foundation.

(b)	The nature of the Reporting Persons’ voting and dispositive power with regard to the Shares described in Item 5(a) above is reflected in Items 7 through 10 of each of their respective Cover Pages, which information is incorporated herein by reference. The nature of the Listed Person’s beneficial ownership of Shares is set forth on Schedule A and is incorporated herein by reference.

(c)	Transactions engaged in by the Foundation during the past 60 days are listed on Schedule B and incorporated herein by reference. On December 19, 2017, the LLC transferred 600,000 Shares to the Foundation in a bona fide gift transaction. The Reporting Persons have otherwise engaged in no transactions since Amendment No. 1. Any transactions engaged in by the Listed Persons since Amendment No. 1 are described on Schedule A and incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The response to Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 1.2	-	Tender and Support Agreement, dated as of December 23, 2017, by and among Mallinckrodt plc, Sun Acquisition Co. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Mallinckrodt public limited company on December 26, 2017, File No. 001-35803).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2018

/s/ Ryuji Ueno
Ryuji Ueno

RJ FUND, LLC

By:	/s/ Ryuji Ueno
Name:	Ryuji Ueno
Title:	Manager

Schedule A

Name	Position and Present Principal Occupation	Shares Beneficially Owned
Kei Tolliver	Secretary and Treasurer, RJ Fund, LLC Founder, Kei S. Tolliver Law, LLC	1,800	[1]

Ms. Tolliver is a citizen of Japan.

The principal business address for Ms. Tolliver is 2001 L Street, NW, Suite 750, Washington, DC 20036.

1.	Represents less than 1% of the outstanding Shares. All 1,800 Shares are held directly by Ms. Tolliver.

Ms. Tolliver has not engaged in any transactions in Shares since Amendment No. 1.

Schedule B

Reporting Person	Date	Transaction	Number of Shares	Price Per Share	Nature of Transaction
Dr. Ryuji Ueno[1]	11/08/2017	Sale	9,295	$10.5409	Open market sale
Dr. Ryuji Ueno[1]	11/09/2017	Sale	7,500	$10.5397	Open market sale
Dr. Ryuji Ueno[1]	11/10/2017	Sale	23,200	$10.6690	Open market sale
Dr. Ryuji Ueno[1]	11/13/2017	Sale	8,400	$10.5625	Open market sale
Dr. Ryuji Ueno[1]	11/14/2017	Sale	400	$10.5375	Open market sale
Dr. Ryuji Ueno[1]	11/17/2017	Sale	5,954	$10.5090	Open market sale
Dr. Ryuji Ueno[1]	11/20/2017	Sale	1,500	$10.5083	Open market sale
Dr. Ryuji Ueno[1]	11/22/2017	Sale	300	$10.5000	Open market sale
Dr. Ryuji Ueno[1]	11/27/2017	Sale	21,710	$10.7033	Open market sale
Dr. Ryuji Ueno[1]	11/28/2017	Sale	79,413	$11.3815	Open market sale
Dr. Ryuji Ueno[1]	11/29/2017	Sale	69,591	$11.8195	Open market sale
Dr. Ryuji Ueno[1]	11/30/2017	Sale	87,059	$12.5494	Open market sale
Dr. Ryuji Ueno[1]	12/01/2017	Sale	189,837	$12.5843	Open market sale
Dr. Ryuji Ueno[1]	12/04/2017	Sale	214,813	$13.3026	Open market sale
Dr. Ryuji Ueno[1]	12/05/2017	Sale	228,117	$14.1412	Open market sale
Dr. Ryuji Ueno[1]	12/06/2017	Sale	126,385	$148472	Open market sale

1.	Shares held by the Foundation, for which the reporting person currently serves as the sole director. The reporting person disclaims beneficial ownership of shares held by the Foundation.